December 30, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Daniel Morris, Special Counsel

Re:	American Scientific Resources, Incorporated Amendment No.7 to Form S-1 Filed on December 8, 2010 File No. 333-164517

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of December 22, 2010.

Selling Security Holders, page 13

1.	We note your response to comment 2; however, disclosure relating to the release agreement was not added until your May 10, 2010 amendment. Please advise.

Response:

The Company has further reviewed its records and has determined that the release agreement was executed on January 26, 2010. This was the same day that the Company filed its initial registration statement. Thus, the release agreement was not discussed in the initial registration statement because the release agreement had not yet been executed when the initial registration statement was filed. The release agreement was discussed in the first amendment to the registration statement, filed on May 10, 2010.

Risk Factors, page 6

We have limited operations…, page 6

2.
We note your deleted disclosure here and on page 19 that indicated your ability to sustain operations for approximately three months after receiving loan funding. Given that the final loan installment from Lanktree was received on November 13, 2010 it is unclear why you can no longer makes this representation Please clarify.

Response:

The deleted disclosure stated that the Company believed that, if projected revenues materialize and loan funding which has been committed to us is received, we will have sufficient cash to sustain our operations for a period of approximately three months. The Company deleted the disclosure because:

1. The disclosure was initially provided in connection with, and related to the agreement with Lanktree, which had expired. Prior to entering into the agreement with Lanktree, the Company did not provide this type of disclosure, but only provided disclosure regarding how long its current cash would be sufficient to sustain its current operations.

2.  The Company received less revenue than anticipated between the filing of Amendment No. 6 and Amendment No. 7; in particular, anticipated sales of approximately $30,000 from potential Latin American customers did not materialize due to the lack of Spanish packaging. As a result of the lower than anticipated revenue, as well as the expiration of the Lanktree agreement, the Company no longer believes that, with anticipated revenues, it will have sufficient cash to sustain operations for three months.

We are reliant on a few customers… , page 9

3.	Please file any agreements relating to the 2,000 unit sale of your Disintegrator Plus to Bayer Sante.

Response:

The agreement relating to the sale is filed as exhibit 10.121. The agreement is between BayerSante and Safeguard Manufacturing & Development, an affiliate of Safeguard Medical Technologies, LLC, from whom the Company acquired rights (including contract rights) relating to the Disintegrator (please see exhibit 10.51). Safeguard Manufacturing and Development assigned its rights under the agreement to Safeguard Medical Technologies, LLC (please see exhibit 99.1). The Company acquired Safeguard Medical Technologies, LLC’s contractual rights under the asset purchase agreement (please see exhibit 10.51).

Legal Proceedings, page 25

4.	Please disclose the outcome of the hearing for a preliminary injunction in theTecnimed matter.

Response:

The registration statement has been revised to disclose that the court has not yet rendered a decision on the plaintiff’s motion for a preliminary injunction.

Management’s Discussion & Analysis…, page 26

5.	Please tell us which exhibit relates to the amended settlement agreement withLanktree that you describe in the penultimate paragraph on page 30.

Response:

The exhibit that related to this disclosure is Exhibit 10.111.

Purchase Order and Accounts… page 36

6.	Please tell us where you have filed the agreement(s) referenced in the firstparagraph of this section.

Response:

The agreements have been filed as exhibits 10.100, 10.101, 10.102, 10.103, and 10.104.

Subsequent Events, page 40

7.	Please tell us where on page 35 you describe the portion of the 941,860 shares ofcommon issued on November 17, 2010.

Response:

The portion of the 941,860 shares of common stock issued on November 17, 2010 has been added to page 35.

Financial Statements

8.	Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Response:

The financial statements will be updated when required by Rule 8-08 of Regulation S-X. No update is required with Amendment No. 8.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

9.	Please include a currently dated and signed consent from your independent auditors with any amendment of the filing.

Response:

The S-1 amendment No. 8 includes a currently dated and signed consent from the Company’s independent auditors and any subsequent amendments will include a currently dated and signed consent from the Company’s independent auditors.

Exhibits

10.	Note that you are required to file complete and fully executed copies of all exhibits, not just agreements related to selling stockholders. Please confirm that you will comply with this requirement.

Response:

The Company confirms that it will file complete and fully executed copies of all exhibits.

The Company has determined that the warrants issued in connection with the 2007 notes financing are not material in light of the de minimis amount of shares subject to such warrants (about 0.1% of the Company’s outstanding shares) and exercise prices that are about 500% of the market price. In addition, the  Company was unable to locate a complete fully executed copy  of thesubscription agreement for one of the investors (Allan Leung) under the 2007 notes financing. The Company does not believe this is material as this subscription agreement is in the same form as the other 19 subscription agreements that are filed.

Very Truly Yours,

/s/ Jeff Cahlon